Filed pursuant to 424(b)(3)

SEC File No. 333-128662

CNL INCOME PROPERTIES, INC.

This Sticker Supplement is part of, and should be read in conjunction with, the prospectus dated April 4, 2006 and the Sticker Supplement dated May 12, 2006. This Sticker Supplement replaces all prior Sticker Supplements to the prospectus other than the Sticker Supplement dated May 12, 2006. Capitalized terms used in this Sticker Supplement have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Income Properties” include CNL Income Properties, Inc. and its subsidiaries.

Information as to the number and types of properties we have entered into initial commitments to acquire, properties we have acquired and loans we have made is presented as of June 9, 2006, and all references to property acquisitions, commitments and loans should be read in that context. Properties for which we enter into initial commitments to acquire, as well as properties we acquire and loans we make after June 9, 2006, will be reported in a subsequent supplement.

RECENT DEVELOPMENTS

At June 9, 2006, we had a portfolio of 17 lifestyle properties, including interests in retail and commercial properties at seven resort villages, one merchandise mart, two waterpark resorts, two outdoor waterparks, one sky lift attraction, one dealership, two golf courses and one ski property. In addition, we have made four loans. We have also committed to acquire one additional ski property. All of the properties we have commitments to acquire or in which we own an interest are, or will be, leased on a long-term basis to either affiliated or third-party tenants and managed by third-party operators that we consider to be significant industry leaders.

On June 9, 2006, we acquired Raven Golf Club at South Mountain™ in Phoenix, Arizona from Intrawest Golf Holdings, Inc., a subsidiary of Intrawest Corporation, for $12.75 million. The property includes an 18-hole golf course with a practice facility and a 4,600 square-foot clubhouse with a pro shop, locker rooms and a restaurant. We entered into a long-term, triple-net lease with a subsidiary of I.R.I. Golf Group, LLC, a golf course investment and management company, to operate the club.

As of June 9, 2006, we have committed to acquire the Bretton Woods Resort in northern New Hampshire for a purchase price of $46.5 million. We anticipate that we will invest up to an additional $21.0 million for improvements on the property during the next 5 years. The resort includes the historic Mount Washington Hotel, the Bretton Arms Country Inn, the Lodge at Bretton Woods, the Bretton Woods Ski Area, the Bretton Woods Ski Lodge, tennis facilities and a freestanding restaurant. We expect to enter into a long-term, triple-net lease with an entity affiliated with both Celebration Associates and Crosland, Inc. that will engage National Resort Management to market and operate the property. The transaction is expected to close in the second quarter of 2006 following satisfactory completion of due diligence. This acquisition is subject to the fulfillment of certain conditions, which include negotiation and execution of definitive documents, completion of customary closing conditions and certain special conditions. There can be no assurance that any or all of these conditions will be satisfied or, if satisfied, that the property will ultimately be acquired.

On May 30, 2006, we acquired the Cypress Mountain ski area in British Columbia, Canada for a purchase price of $27.5 million from Boyne – Cypress, a subsidiary of Boyne. The property is located on land owned by the Province of British Columbia, which has issued a permit allowing use and operation of a ski area until 2034. The permit has been assigned to us for its remaining term, and we have leased the permit and the related ski property to Boyne – Cypress under two long-term, triple-net leases.

Cypress Mountain will host the freestyle skiing and snowboarding competitions during the 2010 Winter Olympics. Consistently ranked the second most-visited ski resort in British Columbia, the property features 38 downhill runs, five chairlifts, a base lodge and an elaborate system of multi-purpose trails. Cypress Mountain has an average annual snowfall of 20 feet, 358 skiable acres and a vertical rise of 1,712 feet. The ski area offers downhill skiing, snowboarding and cross-country skiing activities for more than 2,000 skiers per day on 12 miles of groomed trails. The Cypress Mountain Property, which is primarily a family-oriented, day-ski venue, offers night skiing/riding, snowsport instruction, a cafeteria, lounge facilities and an equipment retail, rental and repair shop. The property will benefit from an estimated $10.3 million in improvements expected to be made to the property and

June 15, 2006	Prospectus Dated April 4, 2006

paid for by the Vancouver Olympic Committee. The improvements for these events will include the installation of an additional chairlift, snowmaking equipment, an aerial jump site, a mogul course and a snowboard half-pipe.

On April 27, 2006, we acquired Palmetto Hall Plantation Club in Hilton Head, South Carolina for a purchase price of $7.6 million. The property includes two 18-hole golf courses designed by Arthur Hills and Robert Cupp, a 14,000 square-foot clubhouse with a pro shop, a golf maintenance center, two tennis courts and a swimming pool. We entered into a long-term, triple-net lease with a subsidiary of Heritage Golf Group, LLC, a nationwide owner and operator of golf properties, to operate the club.

Also on April 27, 2006, we acquired the Route 66 Harley-Davidson dealership in Tulsa, Oklahoma for a purchase price of $6.5 million. The 46,000 square-foot facility includes merchandise, parts and service departments, a 50’s-style 5 & Diner restaurant and conference and event facilities. The Route 66 Harley-Davidson dealership was named the 2006 Grand Prize Winner among Dealernews Top 100 powersport retailers in the country. We entered into a twenty-year, triple-net lease with Route 66 Real Estate, LLC, the prior owner of the property, to operate the dealership.

On April 21, 2006, we acquired two Hawaiian Falls-branded outdoor waterparks near Dallas, Texas for an aggregate purchase price of $12.1 million. The properties are located in the towns of The Colony and Garland, Texas on municipally owned land. The waterparks feature a variety of slide, tube, wave pool and lazy river attractions, as well as special children’s areas. We entered into long-term, triple-net sub-leases with HFE Horizon, LP to operate the waterparks. HFE Horizon, LP has entered into a licensing and merchandising agreement with Big Idea, Inc. in 2006 for daily appearances at the parks by certain VeggieTales characters.

Our board of directors declared distributions of $0.0458 per share to stockholders of record at the close of business on January 1, February 1 and March 1, 2006, which were paid by March 31, 2006. The board of directors declared distributions of $0.0458 per share to stockholders of record on April 1, May 1 and June 1, 2006, which will be paid by June 30, 2006.

THE OFFERING

As of May 31, 2006, we had received subscriptions from this offering of $23.0 million (2,297,712 shares). As of that same date, we had received aggregate offering proceeds totaling $543.7 million in connection with our initial offering and this offering, including $8.2 million for 861,840 shares purchased through our reinvestment plan. This amount excludes $200,000 for 20,000 shares purchased by our Advisor preceding the commencement of the initial offering and $1.2 million for 117,708 restricted common shares issued to CNL Financial Group, Inc. in December 2004.

BUSINESS

The following information updates and supplements the Property Acquisitions section relating to “Merchandise Marts” beginning on page 67 of the prospectus.

Dallas Market Center Property. Through a partnership with the Dallas Market Center (“DMC”), a Dallas company affiliated with Crow Holdings, Inc., we own an 80% interest in the Dallas Market Center (the “DMC Partnership”). We acquired our initial interest in the DMC Partnership and the Dallas Market Center through a series of three investments contributing approximately $71.1 million in equity.

The following information updates and supplements the Property Acquisitions section relating to “Destination Retail and Entertainment Centers” beginning on page 69 of the prospectus.

Intrawest Resort Village Properties. In December 2004, we acquired an 80% interest, through unconsolidated entities (the “Intrawest Partnership”), and invested approximately $41.9 million in retail and commercial properties at seven resort villages in the U.S. and Canada (the “Resort Village Properties”), six of which are located near ski resorts and one of which is located near a beach and golf resort.

The following information supplements the Property Acquisitions section, which begins on page 67 of the prospectus.

SKI PROPERTIES

Cypress Mountain

On May 30, 2006, we acquired the Cypress Mountain ski area in British Columbia, Canada (the “Cypress Mountain Property”) for a purchase price of $27.5 million from Cypress Bowl Recreations Limited Partnership (“Boyne – Cypress”), a subsidiary of Boyne USA, Inc. (“Boyne”). The property is located approximately 13 miles north of Vancouver, British Columbia and 42 miles from the U.S./Canadian border on land owned by the Province of British Columbia, which has issued a permit allowing use and operation of a ski area until 2034. The permit has been assigned to us for the remaining term, and we have leased the permit and the related ski property to Boyne – Cypress under two long-term, triple-net leases.

Cypress Mountain will host the freestyle skiing and snowboarding competitions during the 2010 Winter Olympics. Consistently ranked the second most-visited ski resort in British Columbia, the property features 38 downhill runs, five chairlifts, a base lodge and an elaborate system of multi-purpose trails. Cypress Mountain has an average annual snowfall of 20 feet, 358 skiable acres and a vertical rise of 1,712 feet. The ski area offers downhill skiing, snowboarding and cross-country skiing activities for more than 2,000 skiers per day on 12 miles of groomed trails. The Cypress Mountain Property, which is primarily a family-oriented, day-ski venue, offers night skiing/riding, snowsport instruction, a cafeteria, lounge facilities and an equipment retail, rental and repair shop. The property will benefit from an estimated $10.3 million in improvements expected to be made to the property and paid for by the Vancouver Olympic Committee. The improvements for these events will include the installation of an additional chairlift, snowmaking equipment, an aerial jump site, a mogul course and a snowboard half-pipe.

Leases. Due to certain legal and tax requirements, we acquired the land permit and real property at the Cypress Mountain Property through a trust (the “Trust”) and the personal property assets through a separately capitalized Canadian entity (the “Personal Property Owner”). At the time of the acquisition, the Trust and the Personal Property Owner each entered into long-term, triple-net leases with Boyne – Cypress as tenant. Boyne has guaranteed the tenant’s payment of minimum annual rent under the leases for the first four years and has the option to repurchase the property at a price that will result in a fixed return to us. The option is exercisable by Boyne beginning in the seventh year through the 25th year following the acquisition.

We believe the property is adequately insured, and there are currently no major capital expenditures, other than the Olympic improvements, planned for the ski area. The following table sets forth a summary of the principal terms of the acquisition and lease of the property. The general terms of the lease agreements are described in the section of the prospectus entitled “Business – Description of Property Leases.”

The dollar amounts in the table below have been converted from Canadian dollars based on an exchange rate of $0.90664 per $1.00 U.S dollar as of June 2, 2006.

Cypress Mountain Property

Purchase price	Date acquired	Ground lease expiration and renewal options	Lease term and renewal options	Combined Minimum annual rent	Combined Percentage rent

$27,500,000	5/30/06	Province permit expires in 2034; renewal subject to terms of province permit	20 years; four 5- year renewal options; lease cross- defaulted with Gatlinburg Sky Lift Property lease	Approximately $2.9 million in the initial year (annualized). Combined minimum annual rent will increase annually to a maximum of $3.7 million.	9.0% of gross revenues in excess of $10.9 million

The approximate federal income tax basis of the depreciable portion of the property is $27,500,000.

Boyne USA, Inc. For information on this operator, see the section entitled Business-Property Acquisitions-Other Attractions-Gatlinburg Sky Lift Attraction” on page 82 of the prospectus.

Competition. Cypress Mountain is located in British Columbia and generally competes with 36 other ski and snowboard areas. Whistler and Blackcomb Mountains, Grouse Mountain and Mount Seymour are the closest in proximity to Cypress Mountain. Whistler and Blackcomb Mountains are located two hours from Vancouver, British Columbia. Whistler Mountain has an average annual snowfall of 30 feet, 4,757 skiable acres, over 100 trails, 8 restaurants, a peak elevation of 7,160 feet and 16 chairlifts. Blackcomb Mountain has an average annual snowfall of 30 feet, 3,414 skiable acres, over 100 trails, 9 restaurants, a peak elevation of 7,494 feet and 17 chairlifts. In addition, Grouse Mountain and Mount Seymour, located 15 minutes from downtown Vancouver, compete directly with Cypress Mountain for day-skier visits. Grouse Mountain offers a summit elevation of 4,100 feet, a vertical drop of 1,260 feet, 212 skiable acres, 9 chairlifts, 24 trails and has an average annual snowfall of 10 feet. Mount Seymour has a summit elevation of 4,134 feet, a vertical drop of 1,115 feet, 600 skiable acres, 5 chairlifts, 24 trails and an average annual snowfall of over 14 feet.

GOLF COURSES

Palmetto Hall Plantation Club

On April 27, 2006, we acquired Palmetto Hall Plantation Club in Hilton Head, South Carolina (the “Palmetto Hall Property”) for a purchase price of $7.6 million. The property includes two 18-hole golf courses designed by Arthur Hills and Robert Cupp, a 14,000 square-foot clubhouse with a pro shop, a golf maintenance center, two tennis courts and a swimming pool. We entered into a long-term, triple-net lease with a subsidiary of Heritage Golf Group, LLC, a nationwide owner and operator of golf properties, to operate the club.

Lease. At the time of the acquisition, we entered into a twenty-year, triple-net lease with a subsidiary of Heritage Golf Group, LLC, a nationwide owner and operator of golf properties (“Heritage”), to operate the property. We believe the property is adequately insured, and there are currently no major capital expenditures planned for the golf courses. The following table sets forth a summary of the principal terms of the acquisition and lease of the property. The general terms of the lease are described in the section of the prospectus entitled “Business – Description of Property Leases.”

Palmetto Hall Property

Purchase price	Date acquired	Ground lease expiration and renewal options	Lease term and renewal options	Minimum annual rent	Percentage rent

$7,600,000	4/27/06	N/A	20 years; four 5-year renewal options	$639,250 in the initial year	10.0% of gross revenues over a negotiated threshold

The approximate federal income tax basis of the depreciable portion (the building and equipment portion) of the property is $6,840,000.

Heritage Golf Group, LLC. Heritage began operations in 1999. The company has acquired and developed a portfolio of well-known and acclaimed high-end daily fee, resort and private golf facilities in California, Texas, Georgia, Florida, and South Carolina. The company distinguishes itself by its dedication to a high-quality golf experience and is led by Bob Husband, President and CEO. Prior to our acquisition of the Palmetto Hall Property, neither Heritage nor its subsidiaries or affiliates was related to us, affiliated with us or a partner in our business.

Competition. There are currently 24 golf courses located on Hilton Head Island and 22 other golf courses located in the nearby off-Island area. Of the 24 golf courses located on Hilton Head Island, including the two courses at Palmetto Hall Plantation Club, a total of 261 holes are available for public play. Heritage currently operates 99 of the 261 holes.

The Raven Golf Club at South Mountain

On June 9, 2006, we acquired Raven Golf Club at South Mountain™ in Phoenix, Arizona (the “South Mountain Property”) from Intrawest Golf Holdings, Inc., a subsidiary of Intrawest Corporation, for a purchase price of $12.75 million. The property, which was built in 1995 on 160 acres, includes an 18-hole golf course with a practice facility and a 4,600 square-foot clubhouse with a pro shop, locker room and a restaurant. We have licensed the use of the Raven brand from Intrawest for uses specific to this property for up to four years.

Lease. At the time of acquisition, we entered into a twenty-year, triple-net lease with a subsidiary of I.R.I. Golf Group, LLC, a golf course investment and management company (“IRI”), to operate the property. We believe the property is adequately insured, and there are currently no major capital expenditures planned for the golf course. The following table sets forth a summary of the principal terms of the acquisition and lease of the property. The general terms of the lease agreement are described in the section of the prospectus entitled “Business – Description of Property Leases.”

South Mountain Property

Purchase price	Date acquired	Ground lease expiration and renewal options	Lease term and renewal options	Minimum annual rent	Percentage rent

$12,750,000	6/9/06	N/A	20 years; four 5-year renewal options	Approximately $1.1 million in the initial year	10.0% of gross revenues over a negotiated threshold

The approximate federal income tax basis of the depreciable portion (the building and equipment portion) of the property is $7,175,000.

I.R.I. Golf Group, LLC. IRI was founded in 1991 by Jeff Silverstein. Since 1996, IRI has broadened its geographical scope in the Southwest, developing four facilities in Texas and Nevada. I.R.I. has extensive golf management experience, owning and operating 19 golf facilities in Arizona, Nevada, North Carolina, South Carolina, Texas and Washington. Prior to the consummation of our acquisition of the South Mountain Property, neither IRI nor its subsidiaries nor affiliates was related to us, affiliated with us or a partner in our business.

Competition. The Phoenix metropolitan area has more than 200 golf courses. The South Mountain course competes with a limited number of high-end daily-fee golf courses located near downtown Phoenix. The property’s two principal competitors are the Legacy Golf Resort and Whirlwind Golf Club, which charge similar rates per round to the South Mountain course. The other local courses charge lower rates per round. The South Mountain course has increased the number of rounds played per year, while charging the second highest rate per round among its local competitors.

DEALERSHIPS

Route 66 Harley-Davidson Dealership

On April 27, 2006, we acquired the Route 66 Harley-Davidson dealership in Tulsa, Oklahoma (the “Route 66 Harley-Davidson Property”) from Route 66 Real Estate, LLC for a purchase price of $6.5 million. The 46,000 square-foot facility includes merchandise, parts and service departments, a 50’s-style 5 & Diner restaurant and conference and event facilities. The Route 66 Harley-Davidson dealership was named the 2006 Grand Prize Winner among Dealernews Top 100 powersport retailers in the country.

Lease. At the time of the acquisition, we entered into a twenty-year, triple-net lease with Route 66 Real Estate, LLC to operate the property. We believe the property is adequately insured, and there are currently no major capital expenditures planned for the dealership.

The following table sets forth a summary of the principal terms of the acquisition and lease of the property. The general terms of the lease agreement are described in the section of the prospectus entitled “Business – Description of Property Leases.”

Route 66 Harley-Davidson Property

Purchase price	Date acquired	Ground lease expiration and renewal options	Lease term and renewal options	Minimum annual rent	Percentage rent

$6,500,000	4/27/06	N/A	20 years; four 5- year renewal options	$557,188 in the initial year	10.0% of gross revenues
in excess of (i) $30,000,000
for the first 10 years,
and (ii) $50,000,00
for the remainder
of the term of  the lease;
capped each year at 1.5%
above the rate of return
on the minimum annual
rent for that year

The approximate federal income tax basis of the depreciable portion (the building and equipment portion) of the property is $5,850,000.

Route 66 Real Estate, LLC. Route 66 Real Estate, LLC acquired the Harley-Davidson dealership in December of 1998. The dealership was re-branded with Route 66 as a new prototype dealership. Route 66 Real Estate, LLC is owned by Dr. Larry Wofford, a former Professor of Finance and Real Estate at the University of Tulsa. Prior to our acquisition of the Route 66 Harley-Davidson Property, neither Route 66 Real Estate, LLC nor its subsidiaries or affiliates was related to us, affiliated with us or a partner in our business.

Competition. The Route 66 Harley-Davidson dealership in Tulsa competes directly with one other Harley-Davidson dealership and two Honda dealerships. The competing Harley-Davidson dealership, Myers-Duren Harley-Davidson, is of similar size to the Route 66 Harley-Davidson dealership, but it does not have a restaurant and its revenues are driven primarily from motorcycle sales and servicing. Nationally, Honda is generally recognized as the biggest Harley-Davidson competitor in the big-twin motorcycle category, a style of motorcycle for which Harley-Davidson is most well-known. Also competing indirectly with the Route 66 Harley-Davidson dealership are two Kawasaki dealerships and two Suzuki dealerships, both of which are within 12 miles of Tulsa. There is also a Big Dog Motorcycles dealership in Tulsa that may impact the local market. Big Dog Motorcycles is a relatively new manufacturer that mass-produces specialized custom-look, big-twin motorcycles.

OTHER ATTRACTIONS

Hawaiian Falls Waterparks

On April 21, 2006, we acquired two Hawaiian Falls-branded outdoor waterparks near Dallas, Texas for an aggregate purchase price of $12.1 million. The properties are located in the towns of The Colony and Garland, Texas on municipally owned land. The waterparks feature a variety of slide, tube, wave pool and lazy river attractions, as well as special children’s areas. We entered into long-term, triple-net sub-leases with HFE Horizon, LP (“HFE Horizon”) to operate the waterparks. HFE Horizon, LP has entered into a licensing and merchandising agreement with Big Idea, Inc. in 2006 for daily appearances at the parks by certain VeggieTales characters.

The Hawaiian Falls in The Colony, Texas (the “Hawaiian Falls Colony Property”) is operated pursuant to a ground lease with its local municipality. The waterpark opened in May of 2004 and operates from May through September each year, recording over 152,000 visitors in 2005. The 7.6 acre waterpark is located 30 miles north of Dallas. The population within a 15-mile radius of the property, which includes the Texas cities of Plano, Frisco, Addison, Lewisville, Carrolton and Little Elm, is estimated to be 1.46 million.

The Hawaiian Falls in Garland, Texas (the “Hawaiian Falls Garland Property”) is operated under a ground lease with its local municipality. The property is located on 10 acres of the 129-acre W. Cecil Winters Regional Park, which is 15 miles north of Dallas. The waterpark opened in May of 2003 and operates from May through September each year, and recorded approximately 138,000 visitors in 2005. The population within a 15-mile radius of the property is estimated to be 2.02 million.

Leases. At the time of the acquisition, we entered into two long-term, triple-net sub-leases with HFE Horizon to operate the properties. We believe the properties are adequately insured, and there are currently no major capital expenditures planned for the waterparks. The following tables set forth summaries of the principal terms of the acquisition and leases of the properties. The general terms of the lease agreements are described in the section of the prospectus entitled “Business – Description of Property Leases.”

Hawaiian Falls Colony Property

Purchase price	Date acquired	Ground lease expiration and renewal options	Lease term and renewal options	Minimum annual rent	Percentage rent

$5,820,000	4/21/06	Expires 12/2043; two 5-year extension options	27 years; no renewal options	$567,450 in the initial year	15% of consolidated Hawaiian Falls Colony and Hawaiian Falls Garland gross revenues in excess of $4.2 million

The approximate federal income tax basis of the depreciable portion (the building and equipment portion) of the property is $5,820,000

Hawaiian Falls Garland Property

Purchase price	Date acquired	Ground lease expiration and renewal options	Lease term and renewal options	Minimum annual rent	Percentage rent

$6,305,000	4/21/06	Expires 5/2033	27 years; no renewal options	$614,738 in the initial year	15% of consolidated Hawaiian Falls Colony and Hawaiian Falls Garland gross revenues in excess of $4.2 million

The approximate federal income tax basis of the depreciable portion (the building and equipment portion) of the property is $6,305,000

HFE Horizon, LP. HFE Horizon, formerly a division of Herschend Family Entertainment (“HFE”), focuses on micro-waterparks. Entertainment Properties Trust (NYSE:EPR) purchased HFE Horizon from HFE in December 2004. In April 2006, certain principals from HFE Horizon formed Harvest Entertainment, LLC, and acquired HFE Horizon and sold the waterpark properties to us. The principals of HFE Horizon have been involved in the ownership and operation of theme parks, waterparks and family entertainment centers since 1972. Prior to our acquisition of the waterparks, neither HFE Horizon nor its subsidiaries or affiliates was related to us, affiliated with us or a partner in our business.

Competition. Nationally, Palace Entertainment and Six Flags waterparks compete with smaller waterparks such as the Hawaiian Falls Colony Property and the Hawaiian Falls Garland Property. Locally, the Dallas-Fort Worth summer entertainment market for visitors and residents is served primarily by regional waterparks including Water Works Waterpark, Wet Zone and NRH2O Waterpark, which compete with the properties. The major amusement park in the area is Six Flags Over Texas and its Six Flags Hurricane Harbor waterpark, which competes directly with the properties in the Dallas market.

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The following information supplements the Pending Investments section, which begins on page 82 of the prospectus.

PENDING INVESTMENTS

SKI PROPERTIES

Bretton Woods Mountain Resort

As of May 30, 2006, we have committed to acquire the Bretton Woods Mountain Resort in northern New Hampshire (the “Bretton Woods Property”) for a purchase price of $46.5 million, consisting of a payment of $38.5 million upon closing with the remainder paid on the fourth anniversary from closing after the fourth year. We anticipate that we will invest up to an additional $21.0 million for improvements on the Bretton Woods property during the next 5 years.

The Bretton Woods Resort includes the four-season historic Mount Washington Hotel, the Bretton Arms Country Inn, the Lodge at Bretton Woods, the Bretton Woods Ski Area, the Bretton Woods Ski Lodge, tennis facilities and a free-standing restaurant. The ski area includes 101 trails, 100 kilometers of groomed trails, 9 chairlifts and 434 skiable acres. The property is located in northern New Hampshire, 90 miles from Portland, Maine and 165 miles from Boston, Massachusetts.

The transaction is expected to close in the second quarter of 2006 following the satisfactory completion of due diligence. There can be no assurance that due diligence will be successfully completed, that the final terms of the acquisition will be satisfactory to our board of directors or that such closing will occur. We are still in negotiations with our tenant and our tenant is in negotiations with the property manager. There can be no assurance that these negotiations will be successful. Further, this acquisition is subject to the fulfillment of certain conditions which include negotiation and execution of definitive documents, completion of customary closing conditions and certain special conditions. There can be no assurance that any or all of these conditions will be satisfied or, if satisfied, that the property will ultimately be acquired

Lease. We anticipate that upon closing we will enter into a long-term, triple-net lease with an entity that is an affiliate of both Celebration Associates and Crosland, Inc. and that will engage National Resort Management to market and operate the property. We anticipate that an affiliate of Celebration Associates and Crosland, Inc. will acquire the remainder of the resort.

Summarized below are the expected lease terms for the Bretton Woods Property. More information relating to this property and its related lease will be provided if and when it is acquired. We believe the property will be adequately insured. If acquired, the lease for this property is expected to be entered into on substantially the same terms described in the section of the prospectus entitled “Business – Description of Property Leases.”

Bretton Woods Property – Pending Investment

Purchase price	Ground lease expiration and renewal options	Lease term and renewal options	Minimum annual rent	Percentage rent

$46,500,000	N/A	10 years; two 5-year renewal options	Approximately $3.3 in the initial year; percentage rent to be paid in addition to minimum rent	Not anticipated to begin until the 5th year and to be based on certain percentages of revenue over yet to be determined thresholds

Estimated purchase price does not include acquisition costs but does include the deferred payment of $8 million.

Celebration Associates & Crosland, Inc. Celebration Associates is a nationally recognized developer and operator of award-winning, master-planned, mixed-use communities and villages. Crosland, Inc. is one of the Southeast’s leading and most diversified real estate companies. Crosland’s mission is to design, develop and manage properties that make communities better places to live, work and shop. A financial partner of Celebration

Associates, Crosland traces is roots to the 1930s and its founding family’s commitment to community-oriented development and responsible stewardship. Prior to our making a commitment to acquire the Bretton Woods Property, none of Celebration Associates, Crosland nor their subsidiaries or affiliates was related to us, affiliated with us or a partner in our business.

Competition. Stratton Mountain, Stowe Mountain, Loon Mountain, and Waterville Valley are the closest competitors in terms of similarity of product and experience within a 150-mile radius. While not a destination ski area, Mount Wachusett is also a competitor of Bretton Woods Mountain Resort for the Boston ski market and is located one hour outside of Boston. In addition, the lodging operations at the Bretton Woods Resort currently compete regionally with resort properties such as The Balsams, Wentworth by the Sea, Woodstock Inn, Equinox Resort & Spa and The Sagamore.

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APPENDIX B

PRIOR PERFORMANCE TABLES

The following information in Tables II and III updates and replaces the corresponding information in Tables II and III of Appendix B to the Prospectus:

Table II – CNL Hotels & Resorts, Inc.

Dollar amount of cash generated from (used in) operations before deducting payments to sponsor:
2005 (Note 3)	202,196,000

Table III – CNL Hotels & Resorts, Inc.

Less:

2004 (Note 1&2)
Depreciation and amortization	(145,872,000)